SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

FRIENDLY ICE CREAM CORPORATION

(Name of Issuer)

Common Stock, par value $ .01 per share

(Title of Class of Securities)

358497105

(CUSIP Number)

Gary Talarico

c/o Freeze Group Holding Corp.

5200 Town Center Circle

Suite 470

Boca Raton, Florida 33486

(561) 962-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy To:

Steven A. Navarro, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

July 5, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 23 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358497105	13D	Page 2 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

FREEZE GROUP HOLDING CORP. EIN: 26-0343232
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

4,200,466
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

4,200,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,200,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.4%
14	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 358497105	13D	Page 3 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

FREEZE OPERATIONS HOLDING CORP. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

4,200,466
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

4,200,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,200,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.4%
14	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 358497105	13D	Page 4 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

FREEZE OPERATIONS, INC. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

4,200,466
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

4,200,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,200,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.4%
14	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 358497105	13D	Page 5 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SCSF EQUITIES, LLC EIN: 20-2978626
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

236,477
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

236,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON (see instructions)

PN

CUSIP No. 358497105	13D	Page 6 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD. EIN: 20-4202392
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

236,477
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

236,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 358497105	13D	Page 7 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SUN CAPITAL SECURITIES FUND, LP EIN: 20-0768577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

236,477
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

236,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON (see instructions)

PN

CUSIP No. 358497105	13D	Page 8 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SUN CAPITAL SECURITIES ADVISORS, LP EIN: 20-0768517
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

236,477
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

236,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON (see instructions)

PN

CUSIP No. 358497105	13D	Page 9 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SUN CAPITAL SECURITIES, LLC EIN: 20-0768441
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

236,477
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

236,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON (see instructions)

PN

CUSIP No. 358497105	13D	Page 10 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

MARC J. LEDER EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

236,477
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

236,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 358497105	13D	Page 11 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

RODGER R. KROUSE EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) : ☐
(b) : ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Ø
8 SHARED VOTING POWER

236,477
9 SOLE DISPOSITIVE POWER

Ø
10 SHARED DISPOSITIVE POWER

236,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON (see instructions)

IN

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by certain of the undersigned parties. This Amendment No. 1 amends the Schedule 13D as specifically set forth below.

Item 2 is hereby amended and restated to read as follows:

This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission: (i) Freeze Group Holding Corp., a corporation organized under the laws of Delaware (“Freeze Group”); (ii) Freeze Operations Holding Corp., a corporation organized under the laws of Delaware and a wholly-owned direct subsidiary of Freeze Group (“Freeze Operations”); (iii) Freeze Operations, Inc., a corporation organized under the laws of Massachusetts and a wholly-owned direct subsidiary of Freeze Operations (“Freeze Inc.”); (iv) SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”); Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”); Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”); Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”); Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”); Marc J. Leder (“Leder”); and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”). The Reporting Persons are affiliates of Sun Capital Partners, Inc.

Freeze Group is a holding corporation. Freeze Operations is a wholly-owned subsidiary of Freeze Group. Freeze Inc. is a wholly-owned subsidiary of Freeze Operations. Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities. Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund. Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities. SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities (collectively, the “Sun Reporting Persons”) are each principally engaged in making investments. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

The executive officers and directors of the Reporting Persons, as applicable, as of July 5, 2007, are set forth on Schedules A, B, C, D, E and F attached hereto, containing the following information with respect to each such person:

(a)	Name and Position;

(b)	Residence or business address;

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d)	Citizenship.

During the last five years, none of the Reporting Persons or any person named in any of Schedules A, B, C, D, E and F attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor any person listed on Schedules A, B, C, D, E and F has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated to read as follows:

In connection with the Agreement and Plan of Merger (as described in the response to Item 4), Freeze Operations has entered into the following agreements (each a “Stockholders Agreement” and collectively, the “Stockholders Agreements”), each of which is dated as of June 17, 2007: (i) a Stockholders Agreement with The Lion Fund L.P., Biglari Capital Corp., Sardar Biglari, Western Sizzlin Corp. and Philip L. Cooley; (ii) a Stockholders Agreement with S. Prestley Blake; (iii) a Stockholders Agreement with Kevin Douglas; (iv) a Stockholders Agreement with Donald N. Smith; and (v) a Stockholders Agreement with James E. Vinick (Each such party to the Stockholders Agreements a “Stockholder” and, collectively, the “Stockholders”). Pursuant to the Stockholders Agreements, the Stockholders have agreed to vote all shares of Common Stock owned by such Stockholder (and any additional shares of Common Stock acquired by the Stockholders of record or beneficially after June 17, 2007) (collectively, the “Shares”) in favor of approval of the Agreement and Plan of Merger. To the knowledge of the Reporting Persons, as of July 5, 2007, 3,963,989 shares of Common Stock were subject to the Stockholders Agreements. Each Stockholder separately is the beneficial owner of a portion of the total number of Shares. Neither Freeze Operations nor any of the other persons listed in the response to Item 2 have expended any funds in connection with the Stockholders Agreements.

The Sun Reporting Persons are all affiliated with Sun Securities Fund and Sun Offshore Fund, which are private equity funds formed for the purpose of making investments in public and private securities. The source of funds for the purchase of shares of Common Stock from The Lion Fund, L.P. and Western Sizzlin Corp. (as described in response to Item 4) is capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds.

Item 4 is hereby amended to add the following at the end of Item 4:

On July 5, 2007, The Lion Fund, L.P. and Western Sizzlin Corp. each sold 130,214 shares of Common Stock and 106,623 shares of Common Stock, respectively, to SCSF Equities for $15.30 per share. The parties to this transaction entered into a letter agreement in connection therewith, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

Pursuant to a Nominee Agreement, a copy of which is attached as an exhibit hereto and is incorporated herein by reference, dated as of July 5, 2007, by and between SCSF Equities and Freeze Operations, SCSF Equities is holding these shares of Common Stock on behalf of and as nominee for Freeze Operations.

Item 5, section (c) is hereby amended and restated to read as follows:

(c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedules A, B, C, D, E and F.

Item 6 is hereby amended and restated to read as follows:

See the response to Item 4 regarding the Agreement and Plan of Merger, Stockholders Agreements, Letter Agreement and Nominee Agreement for further information regarding these agreements.

Except for the agreements described in the response to Item 4, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedules A, B, C, D, E and F hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

Copies of the Stockholders Agreements, Letter Agreement and Nominee Agreement have been filed as exhibits hereto and are incorporated herein by reference.

Item 7 is hereby amended to add the following at the end of Item 7:

Exhibit 6:	Letter Agreement, dated as of July 3, 2007, from SCSF Equities, LLC to The Lion Fund L.P. and Western Sizzlin Corp.

Exhibit 7:	Nominee Agreement, dated as of July 5, 2007, by and between SCSF Equities, LLC and Freeze Operations Holding Corp.

Exhibit 8:	Joint Filing Agreement, dated July 12, 2007, by and among each of the Reporting Persons.

Exhibit 9:	Power of Attorney, granted May 31, 2007, by each of the Sun Reporting Persons in favor of Michael McConvery.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2007

SCSF Equities, LLC

By:	*
Name:	Marc J. Leder
Title:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	*
Name:	Marc J. Leder
Title:	Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Title:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Title:	Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Title:	Co-CEO

Sun Capital Securities, LLC

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

*
Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

Freeze Group Holding Corp.

By:	/s/ Michael Fieldstone
Name:	Michael Fieldstone
Title:	Vice President & Asst. Secretary

Freeze Operations Holding Corp.

By:	/s/ Michael Fieldstone
Name:	Michael Fieldstone
Title:	Vice President & Asst. Secretary

Freeze Operations, Inc.

By:	/s/ Michael Fieldstone
Name:	Michael Fieldstone
Title:	Vice President, Treasurer & Secretary

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: July 12, 2007

* By:	/s/ Michael McConvery	Attorney in Fact
Name:	Michael McConvery

EXHIBIT INDEX

Exhibit 1:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp., The Lion Fund L.P., Biglari Capital Corp., Sardar Biglari, Western Sizzlin Corp. and Philip L. Cooley (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Freeze Group, Freeze Operations, and Freeze Inc. with respect to the Issuer on June 26, 2007).

Exhibit 2:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and S. Prestley Blake (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Freeze Group, Freeze Operations, and Freeze Inc. with respect to the Issuer on June 26, 2007).

Exhibit 3:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and Kevin Douglas (incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by Freeze Group, Freeze Operations, and Freeze Inc. with respect to the Issuer on June 26, 2007).

Exhibit 4:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and Donald N. Smith (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by Freeze Group, Freeze Operations, and Freeze Inc. with respect to the Issuer on June 26, 2007).

Exhibit 5:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and James E. Vinick (incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by Freeze Group, Freeze Operations, and Freeze Inc. with respect to the Issuer on June 26, 2007).

Exhibit 6:	Letter Agreement, dated as of July 3, 2007, from SCSF Equities, LLC to The Lion Fund L.P. and Western Sizzlin Corp.

Exhibit 7:	Nominee Agreement, dated as of July 5, 2007, by and between SCSF Equities, LLC and Freeze Operations Holding Corp.

Exhibit 8:	Joint Filing Agreement, dated July 12, 2007, by and among each of the Reporting Persons.

Exhibit 9:	Power of Attorney granted May 31, 2007, by each of the Sun Reporting Persons in favor of Michael McConvery.

SCHEDULE A

Name, position, business address and present principal occupation or employment of the directors and executive officers of

SCSF EQUITIES, LLC

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment
Marc J. Leder Co-CEO	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Director and Co-CEO of Sun Capital Advisors, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

Rodger R. Krouse Co-CEO	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Director and Co-CEO of Sun Capital Advisors, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

12

SCHEDULE B

Name, position, business address and present principal occupation or employment of the directors and executive officers of

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment
Marc J. Leder Director	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Director and Co-CEO of Sun Capital Advisors, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

Rodger R. Krouse Director	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Director and Co-CEO of Sun Capital Advisors, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

SCHEDULE C

Name, position, business address and present principal occupation or employment of the directors and executive officers of

SUN CAPITAL SECURITIES, LLC

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment
Marc J. Leder Co-CEO	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Director and Co-CEO of Sun Capital Advisors, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

Rodger R. Krouse Co-CEO	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Director and Co-CEO of Sun Capital Advisors, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

SCHEDULE D

Name, position, business address and present principal occupation or employment of the directors and executive officers of

FREEZE GROUP HOLDING CORP.

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment
Gary Talarico Vice President	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Managing Director of Sun Capital Advisors, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Michael Fieldstone Sole Director, Vice President & Asst. Secretary	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Principal of Sun Capital Advisors, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Mark Hajduch Vice President & Asst. Secretary	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Senior Vice President of Sun Capital Advisors, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

SCHEDULE E

Name, position, business address and present principal occupation or employment of the directors and executive officers of

FREEZE OPERATIONS HOLDING CORP.

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment
Gary Talarico Vice President	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Managing Director of Sun Capital Advisors, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Michael Fieldstone Sole Director, Vice President & Asst. Secretary	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Principal of Sun Capital Advisors, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Mark Hajduch Vice President & Asst. Secretary	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Senior Vice President of Sun Capital Advisors, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

SCHEDULE F

Name, position, business address and present principal occupation or employment of the directors and executive officers of

FREEZE OPERATIONS, INC.

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment
Gary Talarico President	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Managing Director of Sun Capital Advisors, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Michael Fieldstone Sole Director, Vice President, Treasurer & Secretary	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Principal of Sun Capital Advisors, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Mark Hajduch Vice President & Asst. Secretary	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Senior Vice President of Sun Capital Advisors, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486